

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 13, 2024

James McCormick
Chief Executive Officer
Cloudastructure, Inc.
228 Hamilton Avenue, 3rd Floor
Palo Alto, CA

> **Re: Cloudastructure, Inc.**
> **Amendment No. 6 to Registration Statement on Form S-1**
> **Filed November 8, 2024**
> **File No. 333-282038**

Dear James McCormick:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 8, 2024 letter.

Amendment No. 6 to Registration Statement on Form S-1

Report of Independent Registered Public Accounting Firm, page F-2

1.   We note your response to prior comment 2 and reissue our comment.

Unaudited Financial Statements, page F-14

2.   Please update your financial statements pursuant to Rule 8-08 of Regulation S-X.

Please contact Anastasia Kaluzienski at 202-551-3685 or Robert Littlepage at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Lauren Pierce at 202-551-3887 or Jan Woo at 202-551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Vanessa Schoenthaler